UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT

For the quarter ended December 31, 2004

Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935

This report is being submitted as a combined filing for NiSource Inc. and Columbia Energy Group.

Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675

NiSource Inc./Columbia Energy Group

801 E 86th Avenue
Merrillville, IN 46410

ITEM 1. ORGANIZATION CHART

Name of Company				Percentage
(Organization Chart Hierarchy)	Energy or			of Voting
(Inactive companies denoted with (*))	Gas-related	Date of	State of	Securities
(Reporting companies denoted with (**))	Company	Organization	Organization	Held	Nature of Business
NiSource Inc.	N/A	N/A	N/A	N/A	N/A
Columbia Energy Group	N/A	N/A	N/A	N/A	N/A
Columbia Atlantic Trading Corporation (**)	Gas-related	03/19/74	Delaware	100%	Gas-related ventures
Columbia Deep Water Services Company (**)	Gas-related	01/07/98	Delaware	100%	Gas pipeline development
Columbia Energy Services Corporation (**)	Energy-related	06/06/60	Kentucky	100%	Energy-related services
NewPower Holdings (**)	Energy-related	06/29/00	Delaware	1.0%	Gas Marketing
Columbia Gas Transmission Corporation (**)	Gas-related	03/03/69	Delaware	100%	Interstate gas pipeline
Columbia Gulf Transmission Company (**)	Gas-related	05/28/58	Delaware	100%	Interstate gas pipeline
Energy USA, Inc.	N/A	N/A	N/A	N/A	N/A
EnergyUSA-TPC Corporation (**)	Energy-related	08/10/00	Delaware	100%	Gas marketing
NI Energy Services Transportation, Inc. (**)	Gas-related	06/18/98	Indiana	100%	Gas pipeline
NI-TEX, Inc.	N/A	N/A	N/A	N/A	N/A
Laredo Nueces Pipeline Company (*) (**)	Gas-related	9/19/1998	Texas	50%	Gas pipeline
Granite State Gas Transmission (**)	Gas-related	10/24/55	New Hampshire	100%	Interstate gas pipeline
NI Energy Services, Inc.	N/A	N/A	N/A	N/A	N/A
Crossroads Pipeline Company (**)	Gas-related	04/05/93	Indiana	100%	Interstate gas pipeline
NESI Power Marketing, Inc. (*) (**)	Energy-related	07/18/96	Indiana	100%	Power Marketing
NiSource Energy Technologies, Inc.	N/A	N/A	N/A	N/A	N/A
SunPower Corporation (**) (a)	Energy-related	04/24/85	California	14.7%	Developer of solar cells
Acumentrics Corporation (**)	Energy-related	08/18/94	Massachusetts	3.1%	Developer of solid oxide fuel cells
NiSource Retail Service, Inc. (**)	Energy-related	11/12/03	Delaware	100%	Energy-related services
Northern Indiana Fuel and Light Company, Inc.	N/A	N/A	N/A	N/A	N/A
Northern Indiana Trading Company, Inc. (**)	Energy-related	02/10/88	Indiana	100%	Gas marketing

(a) SunPower Corporation was sold in November 2004.

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Securities:

Company	Type of	Principal			Person to	Collateral	Consideration
Issuing	Security	Amount of	Issue or	Cost of	Whom Security	Given with	Received for
Security	Issued	Security	Renewal	Capital	was Issued	Security	Each Security
None

Capital Contributions:

Company	Company
Contributing	Receiving	Amount of
Capital	Capital	Capital Contribution
None

ITEM 3. ASSOCIATE TRANSACTIONS (in thousands)

Part I. Transactions performed by reporting companies on behalf of associate companies

Reporting Company	Associate Company	Types of Services	Direct Costs	Indirect Costs	Cost of	Total Amount
Rendering Services	Receiving Services	Rendered	Charged	Charges	Capital	Billed
Columbia Gulf Transmission	Columbia Deep Water	Operation & Maintenance	$11	-	-	$11

ITEM 3. ASSOCIATE TRANSACTIONS (continued) (in thousands)

Part II. Transactions performed by associate companies on behalf of reporting companies

Associate Company	Reporting Company	Types of Services	Direct Costs	Indirect Costs	Cost of	Total Amount
Rendering Services	Receiving Services	Rendered	Charged	Charges	Capital	Billed
NiSource Corporate	Columbia Atlantic
Services Company	Trading	Administrative	$1	—	—	$1

Columbia Gulf		Operation &
Transmission	Columbia Deep Water	Maintenance	$11	—	—	$11

NiSource Corporate Services Company	Columbia Deep Water	Administrative	$2	—	—	$2

NiSource Corporate	Columbia Energy
Services Company	Services	Administrative	$72	—	—	$72

NiSource Corporate	Columbia Gas
Services Company	Transmission	Administrative	$11,656	—	—	$11,656

NiSource Corporate	Columbia Gulf
Services Company	Transmission	Administrative	$2,898	—	—	$2,898

NiSource Corporate Services Company	EnergyUSA-TPC	Administrative	$353	—	—	$353

NiSource Corporate Services Company	Granite State Gas	Administrative	$112	—	—	$112

NiSource Corporate Services Company	Crossroads Pipeline	Administrative	$96	—	—	$96

NiSource Corporate	NiSource Retail
Services Company	Service Company	Administrative	$314	—	—	$314

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT (in thousands)

Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2004	$9,704,086		Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$1,455,613		Line 2

Greater of $50 million or line 2		$1,455,613	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)
Energy-related services	$10

Total current aggregate investment		$10	Line 4

Difference between the greater of $50 million or 15% of capital- ization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,455,603	Line 5

Investments in gas-related companies:
Total current aggregate investment: (categorized by major line of energy-related business)
Energy-related business	$—

Total current aggregate investment		$—

ITEM 5. OTHER INVESTMENTS (in thousands)

	Other Investment in	Other Investment in	Reason for
Major Line of Energy-	last U-9C-3 Report	this U-9C-3 Report	difference
Related Business *	(in thousands)	(in thousands)	in Other Investment
Gas Pipeline and Pipeline
Development	$2,216,547	$2,084,676	a
Other Gas-Related Business	—	—	—
Gas and Power Marketing	$449,503	$473,328	b
Other Energy-Related Business	$473,903	$468,215	c

*	For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 (date on which NiSource became a registered holding company) in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

a.	In the fourth quarter of 2004, Columbia Gas Transmission and Columbia Gulf Transmission’s long-term debt was reduced by 138,083 in total due to being reclassified as current, Columbia Gas Transmission and Columbia Gulf Transmission received an additional paid in capital issuance from Columbia parent totaling $2,212 thousand, and Columbia Atlantic Trading’s long-term debt increased $4,000 thousand due to intercompany issuances and transfers.

b.	In the fourth quarter of 2004, guaranties for EnergyUSA-TPC and Northern Indiana Trading increased $23,800 thousands due to an increase in activity, and EnergyUSA-TPC and Northern Indiana Trading received an equity contribution via a tax savings allocation totaling $15 thousand.

c.	In the fourth quarter of 2004, Columbia Energy Services received an equity contribution via a tax savings allocation of $1,315 thousand, Columbia Energy Services guarantees decreased $6,169 thousand which decrease over time as performance occurs, and the investment in SunPower Corp was sold.

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

Not required for the fourth quarter.

EXHIBITS

1.	Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

NOT APPLICABLE

2.	Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

EXHIBIT A

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NiSource Inc
(Registrant)

Date: March 18, 2005	By:	/s/ Jeffrey W. Grossman
Jeffrey W. Grossman Vice President (Principal Accounting Officer and Duly Authorized Officer)

EXHIBIT A

CERTIFICATE

NiSource’s Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2004 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of each such state utility commission is:

Public Service Commission of Maryland
6 St. Paul Centre
Baltimore, MD 21202

Public Utilities Commission of Ohio
180 East Broad Street
Columbus, OH 43215

Pennsylvania Public Utility Commission
901 North 7th Street Rear
Harrisburg, PA 17105-3265

Virginia State Corporation Commission
1300 East Main Street
Richmond, VA 23219

Indiana Utility Regulatory Commission
302 West Washington Street, Room E 306
Indianapolis, IN 46204

Maine Public Utilities Commission
242 State Street
Augusta, ME 04333

Massachusetts Department of Telecommunications & Energy
One South Station
Boston, MA 02110

New Hampshire Public Utilities Commission
8 Old Suncook Road
Concord, NH 03301